SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934

GLOBAL ENERGY INC.
 (Name of Issuer)

Common Stock par value of $0.001	37932B 10 0
(Title of class of securities)	(CUSIP number)

Naftali Mendelovits
Chief Executive Officer
U-Trend Ltd.
94 Em Ha'Moshavot St.
Petach Tikva 49130, Israel
972-3-929-1559

Tomer Katz
Esslinggasse 13 top 10
1010 Vienna, Austria
972-50-532-0678

(Name, address and telephone number of person authorized to receive notices and communications)

January 11, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 37932B 10 0

1	NAME OF REPORTING PERSON: Naftali Mendelovits I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 149,046,718 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 149,046,718 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 149,046,718 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.99% (2)
14	TYPE OF REPORTING PERSON: IN

(1) This figure includes 113,712,549 shares beneficially owned directly by the U-Trend Ltd. and 35,334,169 shares beneficially owned directly by Tomer Katz, since the reporting persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act.  Naftali Mendelovits disclaims existence of a group and beneficial ownership of all such shares (as described later in Items 5(a) and (b)).

(2) Based on 223,665,471 shares of Common Stock outstanding reported by Global Energy Inc. in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission ("SEC") on November 15, 2010, plus 10,000,000 shares of common stock resulting from a conversion of convertible debentures (as described in Item 6 under "Securities Purchase Agreement").

CUSIP No. 37932B 10 0

1	NAME OF REPORTING PERSON: U-Trend Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 149,046,718 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 149,046,718 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 149,046,718 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.99% (2)
14	TYPE OF REPORTING PERSON: CO

(1) This figure includes 113,712,549 shares beneficially owned directly by the U-Trend Ltd. and 35,334,169 shares beneficially owned directly by Tomer Katz, since the reporting persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act.  U-Trend Ltd. disclaims existence of a group and beneficial ownership of all such shares (as described later in Items 5(a) and (b)).

(2) Based on 223,665,471 shares of Common Stock outstanding reported by Global Energy Inc. in its Quarterly Report on Form 10-Q, as filed with the SEC on November 15, 2010, plus 10,000,000 shares of common stock resulting from a conversion of convertible debentures (as described in Item 6 under "Securities Purchase Agreement").

CUSIP No. 37932B 10 0

1	NAME OF REPORTING PERSON: Tomer Katz I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 149,046,718 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 149,046,718 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 149,046,718 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.99% (2)
14	TYPE OF REPORTING PERSON: IN

(1) This figure includes 35,334,169 shares beneficially owned directly by Tomer Katz and 113,712,549 shares beneficially owned directly by the U-Trend Ltd., since the reporting persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act.  Tomer Katz disclaims existence of a group and beneficial ownership of all such shares (as described later in Items 5(a) and (b)).

(2) Based on 223,665,471 shares of Common Stock outstanding reported by Global Energy Inc. in its Quarterly Report on Form 10-Q, as filed with the SEC on November 15, 2010, plus 10,000,000 shares of common stock resulting from a conversion of convertible debentures (as described in Item 6 under "Securities Purchase Agreement").

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of Global Energy Inc., a company organized under the laws of Nevada ("Global Energy").  The address of the principal executive office of Global Energy is 16 Menachem Begin St., Gama Building, 5th Floor, Ramat Gan 52681, Israel.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by Naftali Mendelovits ("Mendelovits"), U-Trend Ltd. ("U-Trend"), and Tomer Katz ("Katz") . The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Shares in U-Trend are held 100% by Mendelovits, whose principal occupation is his position as the sole director and Chief Executive Officer of U-Trend.  The business address of U-Trend is 94 Em Ha'Moshavot St., Petach Tikva 49130, Israel.  Mendelovits is a citizen of Israel.

U-Trend, which is organized under the laws of Israel, is a holding company, the principal business of which is making and holding investments.

Tomer Katz's principal occupation is Head of Projects and Operations at Bwin Interactive Entertainment AG, a company that develops and operates interactive games on the Internet.  The principal business address of Bwin Interactive Entertainment AG is Marxergasse 1B, 1030 Vienna, Austria.  Katz is a citizen of Israel.

 Other than as listed in Item 5 of this Report, each person or entity set forth above disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 of this report has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement, dated November 10, 2010 (the “SPA”), described in more detail in Item 6 of this report, YA Global Energy Investments L.P. ("YA Global") sold to U-Trend for total consideration of $3,200,000 all of its rights, title and interest in, to and under certain convertible debentures and warrants of Global Energy.

The funds used by U-Trend to purchase the debentures and warrants came from working capital.

Katz received his shares as compensation for certain entrepreneurial and brokerage services, as described in Item 6.

Item 4.	Purpose of Transaction.

U-Trend entered into the November 10, 2010 SPA for investment purposes.

U-Trend intends to appoint a representative to Global Energy’s board of directors and in December 2010 sent a letter to Global Energy requesting the appointment of  Mordechai David Katz as a new chairman of the board of directors. In February 2011, Tomer Katz also sent a letter to Global Energy requesting the appointment of Mordechai David Katz as a new chairman of the board of directors. Mordechai David Katz is the father of Tomer Katz.

The Reporting Persons intend to review the performance of their investment in Global Energy from time to time.  Depending on various factors, including the business, prospects and financial position of Global Energy, the current and anticipated future price levels of the Common Stock and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, the Reporting Persons will take such actions with respect to their investment in Global Energy as they deem appropriate in light of the circumstances existing from time to time.  The Reporting Persons may purchase additional equity in Global Energy or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

(a) + (b) Because the reporting persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act, U-Trend, as of the date hereof, may be deemed to be the beneficial owner of 149,046,718 shares of Common Stock of Global Energy, including 113,712,549 shares that it beneficially owns directly (consisting of 76,746,831 shares underlying convertible bonds from debenture No. GEYI- 1-7, 21,991,000 convertible bonds from debenture No.  GEYI- 1-6, warrants  to purchase 4,974,718 shares of Global Energy and 10,000,000 shares of Common Stock), and 35,334,169 shares that are beneficially owned directly by Katz, which collectively represents beneficial ownership of approximately 39.99% based on the total number of shares of Common Stock outstanding.  U-Trend has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

As the sole shareholder, sole director, and Chief Executive Officer of U-Trend, Mendelovits may be deemed to be the indirect beneficial owner of 149,046,718 shares of Common Stock of Global Energy, including 113,712,549 shares beneficially owned directly by U-Trend and 35,334,169 shares that are beneficially owned directly by Katz, which collectively represents beneficial ownership of approximately 39.99% based on the total number of shares of Common Stock outstanding.  Mendelovits has the shared power to vote, or direct the voting of, and the shared power to dispute of, or direct the disposition of, all such shares.

Katz may be deemed to be the indirect beneficial owner of 149,046,718 shares of Common Stock of Global Energy, including 113,712,549 shares beneficially owned directly by U-Trend and 35,334,169 shares that are beneficially owned directly by Katz (consisting of 13,343,169 shares underlying convertible bonds from debenture No. GEYI 1-7 and 21,991,000 shares underlying convertible bonds from debenture No. GEYI 1-6), which collectively represents beneficial ownership of approximately 39.99% based on the total number of shares of Common Stock outstanding.  Katz has the shared power to vote, or direct the voting of, and the shared power to dispute of, or direct the disposition of, all such shares.

Each such entity and individual named above disclaims beneficial ownership of any such Common Stock.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any such entity or individual is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

The Reporting Parties have acted in concert in connection with the acquisition described herein.  Consequently, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

(c)  Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Common Stock.

(d) Not Applicable.

(e) Not Applicable.

Percentages set forth in this Schedule 13D were calculated based on 223,665,471 shares of Common Stock outstanding reported by Global Energy Inc. in its Quarterly Report on Form 10-Q, as filed with the SEC on November 15, 2010, plus 10,000,000 shares of common stock resulting from a conversion of convertible debentures (as described in Item 6 under "Securities Purchase Agreement").

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The below summary of the SPA is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

Securities Purchase Agreement

On November 10, 2010, YA Global entered into an SPA with U-Trend. Pursuant to the SPA, YA Global agreed to irrevocably sell to U-Trend all of its rights, title and interest in, to and under the following securities of Global Energy: (a) an 8% secured convertible debenture (No. GEYI-1-6) issued by Global Energy on March 8, 2010 in the principal amount of $2,086,161, in addition to $112,938 in accrued and unpaid interest balance of the debentures, for a total of $2,199,100 convertible into shares of Global Energy at a conversion price of $0.05 per share; (b) an 8% secured convertible debenture (No. GEYI-1-7) issued by Global Energy on March 8, 2010 in the principal amount of $948,968, in addition to $51,932 in accrued and unpaid interest balance of the debentures, for a total of $1,000,900 convertible into shares of Global Energy at a conversion price of $0.01 per share; (c) a warrant (No. GEYI-1-1) issued by Global Energy on July 6, 2007 to purchase 198,989 shares of Global Energy at an exercise price of $0.01 per share; (d) a warrant (No. GEYI-1-2) issued by Global Energy on July 6, 2007 to purchase 198,989 shares of Global Energy at an exercise price of $0.01 per share; (e) a warrant (No. GEYI-1-3) issued by Global Energy on September 30, 2008 to purchase 4,576,740 shares of Global Energy at an exercise price of $0.01 per share.  Total consideration paid by U-Trend to YA Global under the SPA was $3,200,000. The completion date was November 15, 2010 and the securities were transferred to U-Trend on December 30, 2010.

On January 6, 2011, U-Trend notified Global Energy that it: (i) irrevocably elects to convert a portion of the principal amount and interest on debenture No. GEY- 1-7 into 10,000,000 ordinary shares of Global Energy, which does not exceed 4.99% of the number of ordinary shares outstanding on the date of the notice; (ii) irrevocably waives the provisions of section 4(c) of debentures No. GEYI- 1-6 and GEY- 1-7, and warrants GEYI- 1-1, 1-2, 1-3 (which provided that the holder cannot convert debentures or exercise warrants which would result in the holder exceeding 4.99% of the outstanding shares of Global Energy unless waived upon not less than 65 days prior notice by the holder to Global Energy) (the "Waiver").  U-Trend further notified Global Energy that by such Waiver, from March 11, 2011 it would be entitled under applicable convertible debenture and warrant agreements to convert additional portions of its debentures into ordinary shares, free of any limitations on the quantity of shares to be received.

A copy of the Purchase Agreement is attached hereto as Exhibit 2.

Katz served as an entrepreneur and broker for U-Trend in connection with the SPA and was compensated for his services by U-Trend by receiving convertible debentures that are convertible into 35,334,169 shares of Global Energy (consisting of 13,343,169 shares underlying convertible bonds from debenture No. GEYI 1-7 and 21,991,000 shares underlying convertible bonds from debenture No. GEYI 1-6).  Such convertible bonds are currently being held by U-Trend for the benefit of Katz.

Item 7.	Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1.	Joint Filing Agreement, dated as of February 17, 2010, by and among the Reporting Persons.

2.	Securities Purchase Agreement, dated as of November 10, 2010, by and between YA Global Energy Investments L.P. and U-Trend Ltd.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 17, 2011

U-Trend Ltd.

/s/ Naftali Mendelovits
Name: Naftali Mendelovits
Title: Chief Executive Officer

/s/ Naftali Mendelovits
Naftali Mendelovits

/s/ Tomer Katz
Tomer Katz